(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 73rd Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 24, 2015

To Our Shareholders

Shinichiro Kuroe Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 73rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 73rd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) which took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 73rd Fiscal Year (from April 1, 2014 to March 31, 2015)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the Independent Auditors and the Audit & Supervisory Board

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item No.1:	Partial amendments to the Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed.

Agenda Item No.2:	Election of 6 directors (excluding directors who are audit and supervisory committee members)

The shareholders resolved to approve, as originally proposed, the election of Shinichiro Kuroe, Osamu Karatsu, Seiichi Yoshikawa, Sae Bum Myung, Hiroshi Nakamura and Yoshiaki Yoshida, each of whom has since assumed office.
Osamu Karatsu and Seiichi Yoshikawa are outside directors.

Agenda Item No.3:	Election of 3 directors who are audit and supervisory committee members

The shareholders resolved to approve, as originally proposed, the election of Yuichi Kurita, Megumi Yamamuro and Yasushige Hagio, each of whom has since assumed office.
Megumi Yamamuro and Yasushige Hagio are outside directors.

Agenda Item No. 4:	Election of 1 substitute director who is an audit and supervisory committee member

The shareholders resolved to approve, as originally proposed, the election of Osamu Karatsu.

Agenda Item No.5:	Determination of the amount of remuneration for directors (excluding directors who are audit and supervisory committee members)

The shareholders resolved to approve, as originally proposed, that the amount of remuneration for directors (excluding directors who are audit and supervisory committee members) shall be no more than ¥600 million per year.

Agenda Item No.6:	Determination of the amount of remuneration for directors who are audit and supervisory committee members

The shareholders resolved to approve, as originally proposed, that the amount of remuneration for directors who are audit and supervisory committee members shall be no more than ¥100 million per year.

Agenda Item No.7:	Determination of the amount of remuneration as stock options to directors (excluding directors who are audit and supervisory committee members)

The shareholders resolved to approve, as originally proposed, that the amount of remuneration as stock options in the form of stock acquisition rights to directors (excluding directors who are audit and supervisory committee members) shall be no more than ¥700 million per year.  The Company may issue stock acquisition rights to such directors up to such remuneration amount.  Stock options will be granted by (i) issuing stock acquisition rights, (ii) providing cash remuneration that is equal to the total amount of subscription price, and (iii) setting off such remuneration against the subscription price of the stock acquisition rights.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the audit and supervisory committee held subsequent to the shareholders’ meeting:

[Directors]

Shinichiro Kuroe, Representative Director

Osamu Karatsu, Director

Seiichi Yoshikawa, Director

Sae Bum Myung, Director

Hiroshi Nakamura, Director

Yoshiaki Yoshida, Director

Yuichi Kurita, Director, Standing Audit and Supervisory Committee Member

Megumi Yamamuro, Director, Audit and Supervisory Committee Member

Yasushige Hagio, Director, Audit and Supervisory Committee Member

[Executive Officers]

Shinichiro Kuroe, President and CEO

Sae Bum Myung, Senior Executive Officer   (promoted)

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Hans-Juergen Wagner, Managing Executive Officer

Soichi Tsukakoshi, Managing Executive Officer   (promoted)

Satoru Nagumo, Managing Executive Officer   (promoted)

Koichi Tsukui, Managing Executive Officer   (promoted)

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Josef Schraetzenstaller, Executive Officer

Makoto Nakahara, Executive Officer

Toshiyuki Okayasu, Executive Officer

CH Wu, Executive Officer

Kazuhiro Yamashita, Executive Officer

Takayuki Nakamura, Executive Officer

Wilhelm Radermacher, Executive Officer

Masuhiro Yamada, Executive Officer

Isao Sasaki, Executive Officer

Keith Hardwick, Executive Officer

Douglas Lefever, Executive Officer

Shunsuke Kato, Executive Officer   (newly elected)

Kimiya Sakamoto, Executive Officer   (newly elected)

Atsushi Fujita, Executive Officer   (newly elected)

▪	The payment of a year-end dividend for the 73rd fiscal year

The Company resolved at the meeting of its board of directors held on May 27, 2015 to distribute a year-end dividend of 10 yen per share for the 73rd fiscal year.  For details, please refer to the documents sent to you on June 1, 2015.

▪	Presentation materials concerning matters reported at the 73rd ordinary general meeting of shareholders are available on the Company’s website.